

VIA FACSIMILE AND U.S. MAIL

August 22, 2007

Mr. Pascal Bouchiat
Group Executive Vice President and Chief Financial Officer
Rhodia
Immeuble Coeur Defense, Tour A
110 Esplanade Charles de Gaulle
92400 Courbevoie, France

> **Re:** **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 1-14838**

Dear Mr. Bouchiat:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. All revisions may be included in your future filings.

2. Please respond to each of the comments in our letter to you dated March 29, 2007.

Item 5. Operating and Financial Review and Prospects, page 34

3. Please revise your operating and financial review and prospects section to discuss the business reasons for the changes between periods in the sales and operating profit (loss) of the corporate and other column shown in the segment footnote to your audited financial statements. Please include this discussion with your existing discussion of segment results in the operating and financial review and prospects section. Please note that this discussion should be in addition to the disclosure you have provided in a footnote to the segment table in your financial statements.

Commitments, page 59

Contractual Obligations, page 60

4. As previously requested in our letter dated September 26, 2006, please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose in a footnote to the table any assumptions used.

Item 15. Controls and Procedures, page 119

5. You state that your certifying officers concluded that your disclosure controls and procedures were effective to "provide reasonable assurance that information required to be disclosed by [you] in the reports [you] file or submit under the Exchange Act, is accumulated and communicated to [your] Management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." As in your 2005 Form 20-F, this is an incomplete definition of disclosure controls and procedures. In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e). In this regard, please revise to also state, if true, that the same officers concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms."

Financial Statements

Note 2.5 Greenhouse Gas Emission Allowances and Certified Emissions Rights, page F-11

6. Please provide us with additional information to help us understand the basis for the different accounting for European Union Allowances and Certified Emissions Rights under IFRS. Please cite any relevant IFRS literature you considered in determining your accounting for these rights in your response.

Note 11. Earnings Per Share, page F-34

7. As previously requested in our letter dated September 26, 2006, please disclose the instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Refer to paragraph 70(c) of IAS 33 and paragraph 40(c) of SFAS 128.

Note 23. Equity, page F-46

Note 23.2 Share Capital and Additional Paid-in Capital, page F-46

8. As previously requested in our letter dated September 26, 2006, for each class of shares please disclose all applicable rights, preferences and restrictions, including restrictions on the distribution of dividends and repayment of capital. Refer to paragraph 76(a)(v) of IAS 1.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief